FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	McCaw,	Craig	O.		Nextel Partners, Inc. (NXTP)				Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	2300 Carillon Point						11/27/02

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than
	Kirkland,	WA	98033						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

Class A Common														500,000		(1)		(1)

Class A Common														100,000		(2)		(2)

Class A Common			11/27/02				S			3,750,000	D	6.89		15,750,012		(3)		(3)

Class A Common														6,700		(4)		(4)

Class A Common														7,500		(5)		(5)

Class A Common														3,600		(6)		(6)

Class A Common														40,000		(7)		(7)

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses:

(1)
The Reporting Person, Craig O. McCaw, is the designated filer on his own behalf and on behalf of Dennis M. Weibling. Mr. Weibling is a Director and is subject to Section 16 reporting requirements.

(2)
Shares owned directly by Eagle Creek Capital, LLC ("ECC"). The Reporting Person is a member and a manager of ECC. Mr. Weibling disclaims ownership of such shares.

(3)
Shares owned directly by Eagle River Investments, LLC ("ERI"). The Reporting Person is a member and manager of ERI.

(4)
Shares owned directly by Reporting Persons spouse. Mr. Weibling disclaims ownership of such shares.

(5)
Shares owned directly by Mr. Weibling's personal IRA. Mr. McCaw disclaims ownership of such shares.

(6)
Shares owned directly by On Eagles' Wings, LLC, a family LLC of Mr. Weibling's in which he is the managing member and shares a 60% ownership interest with his wife. Mr. McCaw disclaims ownership of such shares.

(7)
Shares owned directly by The Weibling Living Trust. Dennis Weibling is the Trustee of the trust. Mr. McCaw disclaims ownership of such shares.

Joint Filer Information
Names:	Craig O. McCaw Dennis M. Weibling
Address:	2300 Carillon Point Kirkland, Washington 98033
Designated Filer:	Craig O. McCaw
Issuer and Ticker Symbol:	Nextel Partner, Inc. (NXTP)
Date of Event Requiring Statement:	11/27/02
/s/ CRAIG O. McCAW	12/2/02
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.